July 30, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Michael Fay Li Xiao Benjamin Richie Katherine Bagley

Re:	ScanTech AI Systems Inc. Response to the Staff’s Comments on Registration Statement on Form S-4 Submitted June 28, 2024 CIK No. 0001994624

Dear Madam and Sirs:

ScanTech AI Systems Inc., a Delaware corporation (the “Company”), submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) the Company’s responses to the comments contained in the Staff’s letter dated July 15, 2024 on the Company’s Registration Statement on Form S-4 previously submitted on June 28, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No.1”) to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	We note your revisions to your beneficial ownership table on your cover page, and your revised narrative disclosure that "[t]he shares owned by Public Shareholders under the maximum redemption scenario include (i) 1,380,000 Ordinary Shares underlying the Public Rights and (ii) 1,500,000 Ordinary Shares purchased by RiverNorth under the FPA, both of which will be converted into Pubco Common Stock at Closing." Given that RiverNorth will purchase shares separately pursuant to the FPA, please revise your table to separately present the beneficial ownership of RiverNorth and the Public Shareholders.

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page and throughout the Amendment No.1.

2.	We note your disclosure on page 77 that "Mars and ScanTech is actively considering applying for a transfer to The Nasdaq Capital Market or another exchange for the listing of the Pubco Common Stock upon Closing." Please revise your disclosure on the cover page and throughout your filing to clarify that Mars and ScanTech are actively considering applying for listing on another exchange, clarify whether PubCo has applied or will apply for listing on the Nasdaq Capital Market, and clarify whether Nasdaq listing is a condition to closing or if the combined company may be listed on another exchange.

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page and throughout the Amendment No.1.

Risk Factors

Seaport has agreed with both Mars and ScanTech . . ., page 98

3.	We note your revised disclosure that "[t]he New Seaport Agreement will impose operating and financial restrictions on us. These restrictions will limit our ability to, among other things, incur additional indebtedness, create additional liens on our assets, make certain investments and dispose of assets, subject, in each case, to various exceptions and conditions to be described in the New Seaport Agreement." Please revise your disclosure to briefly describe the relevant restrictions, when finalized.

Response: We respectfully acknowledge the Staff’s comment and will revise the disclosure to describe the relevant restrictions once they are finalized.

Comparable Company Analysis, page 149

4.	We note your revised disclosure in response to comment 14, including that the specific financial information considered by Network 1 included companies "whose valuation metrics are generally different than smaller companies." Please describe what is meant by "generally different" than smaller companies, and why Network 1 included this selection criteria. Please also define "NM" as it is used in your table on page 149.

Response: In response to the Staff’s comments, we have revised the disclosure on page 150.

Unaudited Pro Forma Condensed Combined Financial Information, page 182

5.	We have reviewed your revised disclosure in response to prior comment 17 as part of adjustment (G) and have the following comment. Please provide a separate adjustment for each separate agreement and also disclose the related number of shares and the corresponding dollar amounts.

Response: In response to the Staff’s comments, we have revised adjustment (G) for a tabular breakdown of the liabilities to be extinguished and the shares to be issued.

6.	We have reviewed your revised disclosure in response to prior comment 18 as part of adjustment (K) and have the following comment. Please:

•	explain to us your accounting for the 1,250,000 shares issued to Polar;

Response: In response to the Staff’s comments, we have revised adjustment (J) for additional clarification. Please note previous adjustment K is now adjustment J.

•	provide a pro forma adjustment to reflect the $12,337,500 expense as part of your pro forma statement of operations for the year ended December 31, 2023, or explain to us your position on it. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X; and

Response: In response to the Staff’s comments, we have revised the income statement. See adjustment R.

•	provide a pro forma adjustment to reflect the funds received and corresponding liability. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

Response: We respectfully advise the Staff that we do not believe a liability should be recorded as of March 31, 2024, as the funds were not received until April. Therefore, there would be a liability at April but since the liability is required to be paid back upon Closing, the liability would be settled in the pro-forma financial statements and be zero.

7.	As it relates to adjustment (N), please tell us how you considered providing a pro forma adjustment related to the stock compensation under the Equity Incentive Plan.

Response: In response to the Staff’s comments, we have revised adjustment (M) for the impact on the balance sheet and adjustment (U) for the impact on the income statement. The Equity Incentive Plan shares are to be issued at the Closing. Please note previous adjustment N is now adjustment M.

8.	We have reviewed your revised disclosure in response to prior comment 19 as part of adjustment (Q) and have the following comment. As previously requested, please include the calculations used to determine the gains and other income. In addition, clarify why you have provided a pro forma adjustment to recognize the gain, and also why you have not provided an adjustment to eliminate the change in fair value of warrant and derivative liabilities. In that regard, you state at page 182 that your pro forma combined statement of operations assumes that the Transactions have been completed at the beginning of the period.

Response: In response to the Staff’s comments, we have revised adjustment (G) and (P) for a tabular breakdown of the liabilities to be extinguished and the shares to be issued. Also, we have revised adjustment (S) for removal of changes in fair value for warrants and derivatives. Please note previous adjustments Q and T are now adjustments P and S, respectively.

9.	As it relates to adjustment (R), please similarly provide us your calculation of the gain and clarify for us why you have recorded a gain related to the reclassification of ScanTech’s redeemable Series A shares to permanent equity when the dividends have been excluded from Net (loss), as set forth on pages F-48 and F-72.

Response: In response to the Staff’s comments, we have revised adjustment (H) for calculation of the gain.

10.	We have reviewed your response to comment 20 and have the following comment. We note the reference above the table on page 185 states "the following table shows the basic and diluted outstanding shares of Pubco after giving effect to the Business Combination;" however, it does not include the diluted shares as set forth on pages 195 and 196. Also, please clarify the reason why these diluted share figures do not agree with the diluted share figures in the table on page 15, or make any necessary changes.

Response: In response to the Staff’s comments, we have revised the outstanding share table reflecting all diluted shares, including the Earnout Shares.

Industry Opportunity, page 216

11.	We note your response to comment 23 but we are not persuaded by your response. Given your disclosure that "[t]hese agreements are critical in the facilitation of sales efforts for our products outside of the United States," please provide a more detailed legal analysis as to why these agreements are not material to your business. In this regard, we also note your disclosure on page 152 that "distribution in key global markets both in aviation and in commercial infrastructure is a critical assumption to obtaining new customer contracts and orders."

Response: In response to the Staff’s comments, we have filed these third-party distribution agreements as Exhibit 10.19.

Ancillary Markets, page 220

12.	We note your revised disclosure that "ScanTech has initiated plans to penetrate ancillary markets and was recently awarded its first contract to install its top-line fixed gantry CT systems in two of Ontario Power Generating Company’s nuclear power plants in Canada." Please file these contracts as exhibits to your registration statement or tell us why you believe you are not required to do so. In addition, please describe the material terms of these contracts in your filing.

Response: In response to the Staff’s comments, we have revised the disclosure to make clear that these contracts are purchase orders that were awarded pursuant to ScanTech’s agreement with Visiontec, and filed the purchase orders as Exhibits 10.17 and 10.18.

Payments Triggerable by Business Combination, page 224

13.	We note your revised disclosure in response to comment 26 that "On June 18, 2024, the Company entered into a settlement agreement regarding its obligations to Taylor Freres," a financial advisor. Please revise your discussion of the background of the business combination to clarify Taylor Freres' role in finding a business combination target and negotiating the business combination, if any. In addition, please describe any negotiations between the parties to the business combination related to the settlement agreement and its material terms.

Response: In response to the Staff’s comments, we have revised the disclosure on page 225.

Beneficial Ownership of Securities, page 248

14.	We note your revised disclosure in footnote 2 on page 250 that "[p]er the terms of the 2023 Seaport Note, the Company granted the Seaport Group LLC Profit Sharing Plan, an affiliate of Seaport Global Asset Management, LLC, an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $20,010,000. Amounts included herein assume Seaport exercises said option simultaneous to the consummation of the business combination." Please revise your table on page 15 and throughout your registration statement to account for this option exercise, or tell us why you do not believe this exercise should be reflected in your tables showing potential sources of dilution.

Response: We respectfully advise the Staff that Seaport Group LLC Profit Sharing Plan, an affiliate of Seaport Global Asset Management, LLC (“Seaport”), is a creditor of ScanTech pursuant to the 2023 Seaport Note. Therefore, upon exercising the option to purchase a percentage of membership interests in ScanTech, Seaport will receive a portion of the shares of Pubco Common Stock being paid to ScanTech members as Merger Consideration, and are not in addition to the Merger Considerations share. As a result, the shares issued to Seaport will not be a potential source of dilution .

15.	Please have Karl Brenza sign the registration statement in his capacity as the Chief Financial Officer and Director.

Response: In response to the Staff’s comments, we have added the signature.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Registration Statement, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Karl Brenza
Karl Brenza

cc:	Fang Liu, Esq.
VCL Law LLP